UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-37825

Talend S.A.

(Exact name of registrant as specified in its charter)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Talend S.A. (the “Company”) will hold its Annual Combined General Shareholders’ Meeting (the “Meeting”) on June 26, 2018 beginning at 2:30 p.m. (Paris time) at the Company’s registered office at 9, rue Pages, 92150 Suresnes, France.

The following documents regarding the Meeting, each of which are attached as an exhibit hereto, are incorporated by reference herein:

EXHIBIT INDEX

Exhibit	Title
99.1	Notice of Annual Combined General Shareholders’ Meeting of Talend S.A.
99.2	Proxy Card for Holders of American Depositary Shares

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALEND S.A.

Date: May 24, 2018	/s/ Aaron Ross
Aaron Ross
General Counsel

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